Form 51-102F4

BUSINESS ACQUISITION REPORT

MDS Inc.

Item 1 – Identity of the Company

1.1	Name and Address of Company

MDS Inc. (“MDS” or the “Company”)
2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario
Canada L4W 4V9

1.2	Executive Officer

Further information regarding the matters described in this business acquisition report may be obtained from Douglas Prince, Executive Vice-President, Finance and Chief Financial Officer who is knowledgeable about the acquisition described herein, and may be contacted at (416) 213-4083.

Item 2 – Details of Acquisition

2.1	Nature of Business Acquired

On January 29, 2007, MDS announced that it had entered into a definitive agreement to acquire Molecular Devices Corporation (“MDC”), a leading provider of high-performance measurement tools for high content screening, cellular analysis and biochemical testing.

2.2	Date of Acquisition

The effective date of the acquisition is March 20, 2007.

2.3	Consideration

MDS reports its financial results in US dollars.  Unless otherwise indicated, all information presented in this Business Acquisition Report is stated in US dollars.  The Company completed the acquisition of 100% of the outstanding Common shares and outstanding stock options of MDC for approximately $616 million, paid in cash.  The source of the funds required to purchase all of the outstanding Common shares and outstanding stock options of MDC are the Company’s cash, cash equivalents, short-term investments and net proceeds from the sale of the MDS Diagnostic Services.

2.4           Effect on Financial Position

The acquisition was accounted for under the purchase method of accounting.  Accordingly, the assets and liabilities of MDC are consolidated with those of the Company from March 20, 2007.  Currently there are no plans or proposals to liquidate, sell, lease or exchange all or a substantial part of its assets, to amalgamate the business with any other business organization or to make any other material changes to our business or the business acquired as a result of the acquisition of MDC which would have a significant effect on the results of operations and financial position of the Company.  The Company intends to continue to review MDC’s business, operations, capitalization and management.  Accordingly, the Company reserves the right to change its plans and intentions at any time, as it deems appropriate.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The transaction was not with informed persons, associates or affiliates of the Company.

2.7	Date of Report

June 1, 2007

Item 3 – Financial Statements

See the financial statements contained in Schedule A annexed hereto, which forms part of this report.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that are forward-looking and are subject to a number or risks and uncertainties that could cause actual results to differ materially from those anticipated.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to, management of operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; our ability to secure a sufficient quantity of raw materials, particularly cobalt; a reliable source of supply of critical nuclear isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from, or on behalf of, our customers and counter parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

SCHEDULE A

INDEX TO FINANCIAL STATEMENTS

Pro-forma Consolidated Financial Statements of MDS Inc.
Unaudited Pro-forma Consolidated Statement of Financial Position as at January 31, 2007
Unaudited Pro-forma Consolidated Statements of Income for the three months ended January 31, 2007 and the year ended October 31, 2006
Notes to Unaudited Pro-forma Consolidated Financial Statements

Consolidated Financial Statements of Molecular Devices Corporation and Subsidiaries
Report of the Independent Auditors
Consolidated Balance Sheets as at December 31, 2006 and 2005
Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
Notes to Consolidated Financial Statements
Unaudited Interim Consolidated Balance Sheets as at December 31, 2006 and 2005
Unaudited Interim Consolidated Statements of Income for the three months and years ended December 31, 2006 and 2005
Unaudited Interim Consolidated Statements of Cash Flows for the year ended December 31, 2006 and 2005
Notes to Unaudited Interim Consolidated Financial Statements

MDS INC.
PRO-FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at January 31, 2007
(Unaudited)
(in millions of US dollars)	MDS Inc.	Molecular Devices Corporation	GAAP and reclassification adjustments	Pro-forma adjustments	Notes	Pro-forma consolidated
ASSETS
Current
Cash and cash equivalents	$340	$23	$-	$(624)	5a	$(261)
Short-term investments	29	-	-	-		29
Accounts receivable	212	39	-			251
Unbilled revenue	138	-	-	-		138
Inventories	90	30	(3)	28	4a, 5a	145
Income taxes recoverable	29	-	-	-		29
Future tax assets	-	4	(4)	-	4a	-
Prepaid expenses and other	33	4	-			37
Assets held for sale	181	-	-	-		181
	1,052	100	(7)	(596)		549

Property, plant and equipment	325	11	3	(2)	4a, 5a	337
Future tax asset	17	-	-	-		17
Long-term investments and other	154	24	3	(24)	4a, 5a	157
Goodwill	413	107	-	254	5a	774
Intangibles	322	25	(8)	165	4a, 5a	504
	$2,283	$267	$(9)	$(203)		$2,338

LIABILITIES AND SHAREHOLDER’S EQUITY
Current
Accounts payable and accrued liabilities	$212	$30	$-	$		$242
Deferred revenue	109	9	-			118
Income taxes payable	9	-	-	-		9
Current portion of long-term debt	93	-	-	-		93
Liabilities related to assets held for sale	98	-	-	-		98
	521	39	-			560

Long-term debt	290	-	-	-		290
Deferred revenue	16	-	-	-		16
Other long-term obligations	23	1	-	-		24
Future tax liabilities	75	9	(9)	15	4a, 5a	90
	$925	$49	$(9)	$15		$980

Shareholders’ equity
Share capital	578	199	-	(199)	5b	578
Retained earnings	505	18	-	(18)	5b	505
Accumulated other comprehensive income	275	1	-	(1)	5b	275
	1,358	218	-	(218)		1,358
	$2,283	$267	$(9)	$(203)		$2,338
See accompanying notes

MDS INC.
PRO-FORMA CONSOLIDATED STATEMENT OF INCOME
Three months ended January 31, 2007
(Unaudited)

(in millions of US dollars, except per share amounts)	MDS Inc.	Molecular Devices Corporation	GAAP and reclassification adjustments	Pro-forma adjustments	Notes	Pro-forma consolidated
Net revenues	$250	$53	$-	$-		$303
Cost of revenues	(160)	(19)	-	-		(179)
Selling, general and administration	(53)	(21)	2	-	4b	(72)
Research and development	(5)	(6)	1	-	4b	(10)
Depreciation and amortization	(17)	-	(3)	(4)	4b, 5c	(24)
Restructuring charges – net	(13)	-	-	-		(13)
Other income (expense) – net	1	2	-	-		3
Equity earnings	-	-	-	-		-
Operating income (loss)	3	9	-	(4)		8

Interest expense	(6)	-	-	-		(6)
Dividend and interest income	4	-	-	-		4
Income (loss) from continuing operations before income taxes	1	9	-	(4)		6
Income taxes recovery (expense)	(3)	(5)	-	5	5d	(3)
Income (loss) from continuing operations	(2)	4	-	1		3
Income from discontinued operations – net of tax	16	-	-	-		16
Net income (loss)	$14	$4	$-	$1		$19

Basic earnings (loss) per share
- from continuing operations	$(0.02)				6	$0.02
- from discontinued operations	0.12				6	0.11
Basic earnings per share	$0.10				6	$0.13

Diluted earnings (loss) per share
- from continuing operations	$(0.02)				6	$0.02
- from discontinued operations	0.12				6	0.11
Diluted earnings per share	$0.10				6	$0.13
See accompanying notes

MDS INC.
PRO-FORMA CONSOLIDATED STATEMENT OF INCOME
Year ended October 31, 2006
(Unaudited)

(in millions of US dollars, except per share amount)	MDS Inc.	Molecular Devices Corporation	GAAP and reclassification adjustments	Pro-forma adjustments	Notes	Pro-forma consolidated
Net revenues	$1,002	$186	$-	$-		$1,188
Cost of revenues	(652)	(70)	2	(28)	4c, 4d, 5f	(748)
Selling, general and administration	(217)	(72)	4	-	4c, 4d, 4g	(285)
Research and development	(18)	(28)	7	-	4c, 4d, 4e, 4f	(39)
Depreciation and amortization	(63)	-	(11)	(16)	4c, 4f, 5e, 5g	(90)
Restructuring charges – net	7	-	-	-		7
Other income (expense) – net	(6)	4	-	-		(2)
Equity earnings	(5)	-	-	-		(5)
Operating income (loss)	48	20	2	(44)		26

Interest expense	(21)	-	-	-		(21)
Dividend and interest income	15	1	-	-		16
Income (loss) from continuing operations before income taxes	42	21	2	(44)		21
Income taxes recovery (expense)	(13)	(10)	(1)	21	4e, 4f, 4g, 5h	(3)
Income (loss) from continuing operations	29	11	1	(23)		18
Income from discontinued operations – net of tax	98	-	-	-		98
Net income (loss)	$127	$11	$1	$(23)		$116

Basic earnings per share
- from continuing operations	$0.21				6	$0.13
- from discontinued operations	0.68				6	0.68
Basic earnings per share	$0.89				6	$0.81

Diluted earnings per share
- from continuing operations	$0.21				6	$0.13
- from discontinued operations	0.68				6	0.68
Diluted earnings per share	$0.89				6	$0.81
See accompanying notes

MDS INC.
PRO-FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
Three months ended January 31, 2007

(in millions of US dollars, except per share amounts)	MDS Inc.	Molecular Devices Corporation	Pro-forma Adjustments	Pro-forma consolidated

Net income	$14	$4	$ 1	$19
Other comprehensive income (loss) – net of income tax:
Change in unrealized gain (losses) on derivatives designated as cash flow hedges, net of tax of $1	(6)	-	-	(6)
Reclassification of gains (losses) on derivatives designated as cash flow hedges to net income	1	-	-	1
Change in unrealized gain (losses) on translation of debt designated as a hedge of self-sustaining foreign operations	(11)	-	-	(11)
Change in foreign currency translation gains (losses) on self- sustaining foreign operations	16	1	-	17
Reclassification of translation gain on liquidation of subsidiaries	-	(2)	-	(2)
Change in translation gain (losses) resulting from the application of US dollar reporting	(55)	-	-	(55)
	(55)	(1)	1	(56)
Comprehensive income (loss)	$(41)	$3	$ 1	$(37)
See accompanying notes

MDS INC.
Notes to Pro-Forma Consolidated Financial Statements
(in millions of US dollars)
As at and for the three months ended January 31, 2007 and for the year ended October 31, 2006
(Unaudited)

1.           Basis of Presentation

The unaudited pro-forma consolidated statement of financial position of MDS Inc. (“MDS” or the “Company”) as at January 31, 2007 and unaudited pro-forma consolidated statements of income for the three months ended January 31, 2007 and for the year ended October 31, 2006 have been prepared by management of MDS in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for illustrative purposes only, to show the effect of the agreement entered into with Molecular Devices Corporation (“MDC”), more fully described in Note 3, whereby MDC common shareholders tendered their shares, par value US$0.001 per share, of Molecular Devices at a price of US$35.50 per share, resulting in the acquisition of MDC by MDS.

MDS has historically measured and presented its consolidated financial statements in Canadian dollars.  Effective November 1, 2006, MDS adopted the US dollar as its reporting currency.  The Company has prepared selected historical unaudited supplemental financial information to revise the financial reports of prior periods to reflect US dollars as the reporting currency.  The pro-forma consolidated statement of income for the year ended October 31, 2006 is derived therefrom.

The consolidated financial statements of MDC are prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  Adjustments that are required to adjust the consolidated statement of financial position and the consolidated statements of income for differences between Canadian GAAP and US GAAP, are described in Note 4.

These unaudited pro-forma consolidated financial statements have been compiled from and include:

a)
An unaudited pro-forma consolidated statement of financial position as at January 31, 2007 combining the unaudited consolidated statement of financial position of MDS as at January 31, 2007 and the audited consolidated balance sheet of MDC as at December 31, 2006, together with pro-forma, GAAP and reclassification adjustments.

b)
An unaudited pro-forma consolidated statement of income for the three months ended January 31, 2007 combining the unaudited consolidated statement of income of MDS for the three months ended January 31, 2007 and the unaudited consolidated statement of income of MDC for the three months ended December 31, 2006, together with pro-forma, GAAP and reclassification adjustments.

c)
An unaudited pro-forma consolidated statement of income for the year ended October 31, 2006 combining the audited consolidated statement of income of MDS for the year ended October 31, 2006 and the audited consolidated statement of income of MDC for the year ended December 31, 2006, together with pro-forma, GAAP and reclassification adjustments.

The unaudited pro-forma consolidated statement of financial position as at January 31, 2007 has been prepared as if the transaction described in Note 3 had occurred on January 31, 2007.  The unaudited pro-forma consolidated statements of income for the three months ended January 31, 2007 and for the year ended October 31, 2006 have been prepared as if the transaction described in Note 3 had occurred on November 1, 2005.

It is management’s opinion that these unaudited pro-forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3, 4 and 5, in accordance with Canadian GAAP.  These unaudited pro-forma consolidated financial statements are not intended to reflect the results of operations or the financial position of MDS which would have actually resulted had the transactions been effected on the dates indicated.  The pro-forma adjustments are preliminary and are based on available financial information and certain estimates and assumptions.  The actual adjustments to the consolidated financial statements of the Company will depend on a number of factors; therefore, the actual adjustments will differ from the pro-forma adjustments.  Management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the transactions and that the pro-forma adjustments give appropriate effect to those assumptions and are properly applied to the unaudited pro-forma financial information.

Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the acquisition have been excluded from the unaudited pro-forma financial statement information.  Further, the unaudited pro-forma financial information is not necessarily indicative of the results of operations or financial position that may be obtained in the future.

Certain elements of MDC’s consolidated financial statements have been reclassified, as described in Note 4, so that they may be presented on a basis consistent with that of MDS for the purposes of these unaudited pro-forma consolidated financial statements.

The unaudited pro-forma consolidated financial information should be read in conjunction with the historical consolidated financial statements and notes thereto of MDS and MDC.

2.           Significant Accounting Policies

The accounting policies used in the preparation of these unaudited pro-forma consolidated financial statements are consistent with those as set out in MDS’s audited consolidated financial statements for the year ended October 31, 2006.  In preparing the unaudited pro-forma consolidated financial information, a review was undertaken to identify MDC accounting policy differences where the impact was potentially material and could be reasonably estimated, including the differences between Canadian GAAP and US GAAP.  Further accounting policy differences may be identified after consummation and integration of the MDC acquisition.  The significant accounting policies of MDS are believed to conform in all material respects to those of MDC, except as described in Note 4.

3.           Business Acquisition

On January 28, 2007, MDS, Monument Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of MDS, (“Purchaser”), and MDC, a Delaware corporation entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, the Purchaser commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of MDC at a price of US$35.50 per share, net to the holder thereof in cash (the “Offer Price”).  Pursuant to the Merger Agreement, the Purchaser merged with and into MDC (the “Merger”) and MDC became an indirect wholly-owned subsidiary of MDS.

On March 20, 2007, the Company completed a tender offer which resulted in MDS acquiring 100% of the shares of MDC, a California-based company with global operations.  MDC designs, develops, manufactures, sells and services bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.  The Company acquired MDC primarily to add their leading-edge products to those of MDS Sciex to strengthen MDS’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers.

The acquisition of MDC has been accounted for as a purchase in accordance with CICA Handbook Section 1581 - Business Combinations of the Canadian Institute of Chartered Accountants (“CICA”) and, accordingly the Company has allocated the purchase price of the acquisition based upon the preliminary fair values of the assets acquired and liabilities assumed.  The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price as additional information regarding liabilities assumed, including contingent liabilities if any becomes known, and revisions are made to the preliminary estimates of the fair values of assets.  In connection with determining the fair value of the assets acquired and liabilities assumed, management, assisted by valuation consultants, performed assessments of intangible assets using customary valuation procedures and techniques.

The aggregate purchase consideration (net of cash acquired of $21 million) was approximately $603 million paid in cash from existing cash on hand.  Included in the consideration is the cash cost of $27 million to settle all outstanding in-the-money options of MDC at the closing date of the acquisition.  Direct and incremental third party acquisition costs associated with the acquisition were approximately $8 million.

The components of the preliminary purchase price and allocation for the acquisition cost of MDC as at March 19, 2007 are as follows:

Consideration and acquisition costs: Cash and payments, net of cash acquired	$ 595
Transaction costs	8
Total consideration and acquisition costs	603

Allocation of purchase price
Net tangible assets acquired	$ 61
Intangible assets acquired:
Developed technology	111
In-process research and development	11
Brands	60
Goodwill	360
Total purchase price	$ 603

4.           GAAP and Reclassification Adjustments

GAAP and reclassification adjustments to consolidated statement of financial position
The unaudited pro-forma consolidated statement of financial position as at January 31, 2007 reflects the following GAAP and reclassification adjustments:
a)
Reclassification adjustments of $3 million to Long-term investments from Intangibles, $4 million to Future tax liabilities from Future tax assets and $5 million to Future tax liabilities from Intangibles, reclassification of $3 million from inventory to fixed assets.

GAAP and reclassification adjustments to consolidated statements of income
The unaudited pro-forma consolidated statement of income for the three months ended January 31, 2007 reflects the following GAAP and reclassification adjustments:
b)
Reclassification adjustments of $1 million from Research and development to Depreciation and amortization; and $2 million from Selling, general and administration to Depreciation and amortization, relating to depreciation and amortization expense amounts.

The unaudited pro-forma consolidated statement of income for the year ended October 31, 2006 reflects the following GAAP and reclassification adjustments:
c)
Reclassification adjustments of $1 million from Cost of revenues to Depreciation and amortization; $1 million from Research and development to Depreciation and amortization; and $8 million from Selling, general and administration to Depreciation and amortization, relating to depreciation and amortization expense amounts.

d)
Reclassification adjustment of $1 million from Cost of revenues to Selling, general and administration and $1 million from Research and development to Selling, general and administration, relating to stock option compensation expense.

e)	GAAP adjustment to increase income tax expense of $1 million and to decrease Research and development, to reclassify research and development investment tax credits.
f)
GAAP adjustment of $4 million relating to the capitalization of acquired in-process research and development costs (decrease to research and development of $4 million) and $1 million relating to the amortization expense of acquired in-process research and development costs.  The tax effect is a $1 million increase to income tax expense.

g)
GAAP adjustment of $2 million to Selling, general and administration, relating to property lease expenses due to the modification of operating leases prior to their expiration.  The tax effect is a $1 million decrease to income tax expense.

5.           Pro-forma Assumptions and Adjustments

In preparation of the unaudited pro-forma consolidated statement of financial position and consolidated statements of income, the following significant assumptions and adjustments arising therefrom have been made:

Pro-forma adjustments to consolidated statement of financial position
The unaudited pro-forma consolidated statement of financial position reflects the following adjustments as if the acquisition of MDC had occurred on January 31, 2007.
a)	To record the acquisition of MDC at a purchase price of $603 million (net of cash acquired of $21 million), which includes $8 million related to transaction costs.

The following adjustments were made to the carrying values of MDC’s assets and liabilities to arrive at fair values:

-	Increase in Inventories of $28 million;
-	Decrease in Property, plant and equipment of $2 million;
-	Increase in goodwill of $254 million
-	Increase in Intangibles of $133 million; and
-	Increase in Future tax liabilities of $15 million.

b)	To record the elimination of MDC’s share capital, retained earnings and accumulated other comprehensive income.

Pro-forma adjustments to consolidated statements of income
The unaudited pro-forma consolidated statements of income reflect the following adjustments as if the acquisition of MDC had occurred on November 1, 2005.

The unaudited pro-forma consolidated statement of income for the three months ended January 31, 2007 reflects the following pro-forma adjustments:

c)
Incremental amortization expense of $4 million has been recognized relating to the fair market value of identifiable intangible assets acquired.  Amortization expense of identifiable intangible assets acquired has been calculated on a straight-line basis using an estimated average useful life ranging from 5-7 years.

d)
Net decrease of income taxes recovery (expense) of $2 million relating to the net change to incremental amortization expense of intangibles as described in note 5(c) and to recognize future income tax benefit of $3 million.

The unaudited pro-forma consolidated statement of income for the year ended October 31, 2006 reflects the following pro-forma adjustments:
e)
Incremental amortization expense of $17 million has been recognized relating to the fair market value of identifiable intangible assets acquired.  Amortization expense of identifiable intangible assets acquired has been calculated on a straight-line basis using an estimated average useful life ranging from 5-7 years.

f)	Recognition of charge to Cost of revenues relating to the fair value increase of inventories assessed on the date of acquisition.
g)	Reversal of depreciation expense of $1 million on property, plant and equipment due to the write-off of specific fixed assets on the date of acquisition.
h)
Net decrease of income taxes recovery (expense) of $17 million relating to the net changes to incremental amortization expense of intangibles, increase to costs of revenues and decrease to depreciation expense as described in notes 5(e), (f) and (g) and to recognize future income tax benefit of $4 million.

6.           Pro-forma Earnings Per Share

The weighted average number of Common shares outstanding used in the calculation of the earnings per shares are as follows:

	Three months ended January 31,	Year ended October 31,
(number of shares in millions)	2007	2006
Weighted average number of Common shares outstanding – basic	145	144
Impact of stock options assumed exercised	-	-
Weighted average number of Common shares outstanding – diluted	145	144

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Molecular Devices Corporation

We have audited the accompanying consolidated balance sheets of Molecular Devices Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Molecular Devices Corporation and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Molecular Devices Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, effective January 1, 2006.

U.S. generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in Canada. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements.

/s/ Ernst & Young LLP
Palo Alto, California
March 15, 2007,
except for Note 14, as to which the date is
May 31, 2007

1

MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(In thousands, except share and per share
	amounts)
ASSETS

Current assets:
Cash and cash equivalents	$22,824	$28,908
Accounts receivable, net of allowance for doubtful accounts of $182 and $442	39,098	41,197
Inventories, net	29,435	23,197
Deferred tax assets	4,326	5,873
Prepaid and other current assets	3,895	2,353

Total current assets	99,578	101,528
Equipment and leasehold improvements, net	10,774	9,902
Goodwill	107,302	102,835
Developed technology	24,442	25,152
Intangible and other assets	24,682	17,999

	$266,778	$257,416

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$7,091	$7,676
Accrued compensation	9,415	9,759
Other accrued liabilities	13,680	13,623
Deferred revenue	8,976	7,806

Total current liabilities	39,162	38,864
Deferred tax liabilities	8,341	4,486
Other long-term liabilities	1,289	993

Total liabilities	48,792	44,343

Commitments and contingencies (Note 3)

Stockholders’ equity
Preferred stock, $.001 par value; 3,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value; 60,000,000 shares authorized; 20,803,632 and 20,076,495 shares issued and 16,486,302 and 16,681,727 outstanding at December 31, 2006 and 2005, respectively	21	20
Additional paid-in capital	292,375	271,300
Retained earnings	17,850	7,023
Treasury stock, at cost; 4,317,330 and 3,394,768 shares at December 31, 2006 and 2005, respectively	(93,523)	(66,519)
Accumulated other comprehensive income	1,263	1,249

Total stockholders’ equity	217,986	213,073

	$266,778	$257,416

See accompanying Notes to Consolidated Financial Statements.

2

MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2006	2005	2004
	(In thousands, except per share amounts)
Revenues	$186,412	$181,951	$149,095
Cost of revenues	70,065	70,267	56,840

Gross profit	116,347	111,684	92,255
Operating expenses:
Research and development	23,362	25,281	22,038
Selling, general and administrative	71,826	59,885	52,469
Acquired in-process research and development	4,272	—	5,000
Restructuring and other charges	331	1,427	1,157

Total operating expenses	99,791	86,593	80,664

Income from operations	16,556	25,091	11,591
Gain on sale of equity securities	2,235	—	18,288
Translation gain on liquidation of subsidiaries	1,413	—	—
Interest expense	(85)	(85)	(187)
Interest and other income (expense), net	524	(530)	319

Income before income taxes	20,643	24,476	30,011
Income tax provision	9,816	8,580	12,778

Net income	$10,827	$15,896	$17,233

Basic net income per share	$0.65	$0.95	$1.08

Diluted net income per share	$0.64	$0.93	$1.04

See accompanying Notes to Consolidated Financial Statements.

3

MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
				Retained			Accumulated
				Earnings			Other	Total
	Common Stock		Additional Paid-	(Accumulated	Treasury Stock	Deferred Stock	Comprehensive	Stockholders'
	Shares	Amount	In Capital	Deficit)	(at cost)	Compensation	Income	Equity

	(In thousands, except share amounts)
Balance at December 31, 2003	14,778,837	$16	$184,956	$(26,106)	$(14,968)	$—	$1,640	$145,538
Comprehensive income
Net income	—	—	—	17,233	—	—	—	17,233
Currency translation, net of tax	—	—	—	—	—	—	1,866	1,866

Total comprehensive income								19,099

Issuance of common stock to acquire Axon Instruments, Inc., net of issuance costs of $784	3,582,655	3	69,648	—	—	—	—	69,651
Issuance of shares of common stock for options exercised	290,619	—	3,266	—	—	—	—	3,266
Issuance of shares of common stock under Employee Stock Purchase Plan	55,499	—	872	—	—	—	—	872
Income tax benefit associated with the exercise of stock options	—	—	3,934	—	—	—	—	3,934
Repurchase of shares of common stock	(1,555,000)	—	—	—	(31,627)	—	—	(31,627)
Deferred stock compensation	—	—	—	—	—	(226)	—	(226)
Amortization of deferred stock compensation	—	—	—	—	—	113	—	113

Balance at December 31, 2004	17,152,610	19	262,676	(8,873)	(46,595)	(113)	3,506	210,620
Comprehensive income
Net income	—	—	—	15,896	—	—	—	15,896
Currency translation, net of tax	—	—	—	—	—	—	(2,257)	(2,257)
	3				5
Total comprehensive income								13,639
Issuance of shares of common stock for options exercised	426,567	1	6,216	—	—	—	—	6,217
Issuance of shares of common stock under Employee Stock Purchase Plan	67,872	—	1,098	—	—	—	—	1,098
Income tax benefit associated with the exercise of stock options	—	—	1,310	—	—	—	—	1,310
Repurchase of shares of common stock	(965,322)	—	—	—	(19,924)	—	—	(19,924)
Amortization of deferred stock compensation	—	—	—	—	—	113	—	113

Balance at December 31, 2005	16,681,727	20	271,300	7,023	(66,519)	—	1,249	213,073
Comprehensive income
Net income	—	—	—	10,827	—	—	—	10,827
Gain on liquidation of subsidiaries							(1,413)	(1,413)
Currency translation, net of tax	—	—	—	—	—	—	1,427	1,427

Total comprehensive income								10,841
Issuance of shares of common stock for options exercised	727,137	1	13,144	—	—	—	—	13,145
Employee stock based compensation expense			4,676					4,676
Income tax benefit associated with the exercise of stock options	—	—	3,255	—	—	—	—	3,255
Repurchase of shares of common stock	(922,562)	—	—	—	(27,004)	—	—	(27,004)

Balance at December 31, 2006	16,486,302	$21	$292,375	$17,850	$(93,523)	$—	$1,263	$217,986
See accompanying Notes to Consolidated Financial Statements.
MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2006	2005	2004

	(In thousands, except share amounts)
Cash flows from operating activities:
Net income:	$10,827	$15,896	$17,233
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,446	6,494	5,818
Amortization of intangible assets	3,767	3,032	1,247
Amortization of deferred stock compensation	—	113	113
Charge for acquired in-process research and development	4,272	—	5,000
Non-cash restructuring and other expenses	—	823	—
Gain on sale of equity securities	(2,235)	—	(18,288)
Loss on disposal of fixed assets	31	5	23
Equity investment exchanged for services		524	653
Employee stock-based compensation	5,016	—	—
Excess tax benefits from stock-based compensation	(1,513)	1,310	3,934
Translation gain on liquidation of subsidiaries	(1,413)	—	—
(Increase) decrease in assets:
Accounts receivable	3,431	(5,953)	(2,715)
Inventories	(6,317)	(67)	1,188
Prepaid and other current assets	(1,466)	375	(233)
Deferred tax assets	(1,142)	1,783	4,297
Increase (decrease) in liabilities:
Accounts payable	(602)	626	(576)
Accrued liabilities	2,645	(1,120)	5,068
Deferred revenue	(44)	776	377

Net cash provided by operating activities	21,703	24,617	23,139

Cash flows from investing activities:
Proceeds from sales and maturities of available-for-sale investments	—	—	9,850
Proceeds from sale of equity securities	2,235	—	28,288
Capital expenditures	(5,054)	(2,850)	(4,773)
Acquisitions	(11,264)	—	(48,533)
Purchase of intangible and other assets	(1,292)	(10,221)	(1,600)

Net cash used in investing activities	(15,375)	(13,071)	(16,768)

Cash flows from financing activities:
Proceeds from borrowings on credit facility	—	—	15,000
Repayment of borrowings	—	—	(15,000)
Issuance of common stock from stock option exercises	13,146	7,314	4,138
Purchase of treasury stock	(27,004)	(19,924)	(31,627)
Excess tax benefits from stock-based compensation	1,513	—	—

Net cash used in financing activities	(12,345)	(12,610)	(27,489)

Effect of exchange rate changes on cash and cash equivalents	(67)	(203)	1,033

Net decrease in cash and cash equivalents	(6,084)	(1,267)	(20,085)
Cash and cash equivalents at beginning of year	28,908	30,175	50,260

Cash and cash equivalents at end of year	$22,824	$28,908	$30,175

Supplemental cash flow information:
Cash paid during the year for:
Interest	$85	$85	$186

Income taxes	$7,118	$5,257	$2,972

Issuance of 3,582,655 shares of common stock in conjunction with the acquisition of Axon Instruments, Inc. in July 2004.	$—	$—	$69,648

See accompanying Notes to Consolidated Financial Statements.

MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. Summary of Significant Accounting Policies
Basis of Presentation
     Molecular Devices Corporation (“Molecular Devices,” “the Company,” “our,” “us” or “we”), a Delaware corporation, is principally involved in the design, development, manufacture, sale and service of bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. The customers for our products include leading pharmaceutical and biotechnology companies as well as medical centers, universities, government research laboratories and other institutions throughout the world.
Principles of Consolidation
     The consolidated financial statements include the accounts of Molecular Devices and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash Equivalents
     Cash equivalents consist of highly liquid investments in money market accounts.
Concentration of Credit Risk
     Financial instruments that potentially subject us to concentrations of credit risk are primarily cash, cash equivalents, and accounts receivable. We deposit cash with high credit quality financial institutions.
Accounts Receivable
     We sell our products primarily to corporations, academic institutions, government entities and distributors within the drug discovery and life sciences research markets. We perform ongoing credit evaluations of our customers and generally do not require collateral. We provide reserves against trade receivables for estimated losses that may result from customers’ inability to pay. The amount of the reserve is determined by analyzing known uncollectible accounts, aged receivables, economic conditions in the customers’ country or industry, historical losses and customer credit-worthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against the reserve. Estimated losses have historically been within our expectations. In 2006 and 2005, no single customer accounted for more than 5% of sales.
Inventories
     Inventories are stated on a first-in, first-out basis at the lower of cost or market. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Such write-downs have historically been within our expectations.
Equipment and Leasehold Improvements
     Equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets (ranging from three to five years). Leasehold improvements are amortized over the remaining term of the lease, or the life of the asset, whichever is shorter. Maintenance and repairs are expensed as incurred. Depreciation expense for 2006, 2005 and 2004 was $4.4 million, $4.6 million and $4.3 million, respectively.
Goodwill
     Goodwill represents the difference between the purchase price and the fair value of net assets when accounted for by the purchase method of accounting. Financial Accounting Standards Board (“FASB”) Statement No. 142,  “Goodwill and Other Intangible Assets”  (“FAS 142”) requires periodic evaluations for impairment of goodwill balances. We perform our goodwill impairment tests annually at the Company level, which is the reporting unit, based on the market capitalization approach, during the third quarter of our fiscal year, and more frequently if an event or circumstance indicates that impairment has occurred. Based on our annual evaluations for impairment of goodwill, we determined that no impairment of goodwill existed at any period presented.
Developed Technology, Intangible and Other Assets
     Intangible and other assets include patents, license fees, order backlog, distribution rights, tradenames and strategic investments in privately held companies that have been accounted for under the cost method. Patents, certain developed technology, license fees, and certain tradenames are amortized over their expected useful life of ten years. Order backlog is amortized over a life of one year. Certain tradenames and distribution rights are assessed to have an indefinite life and therefore are not subject to amortization.
Impairment of Long-Lived Assets
     We evaluate indefinite-life intangibles for impairment annually based on expected discounted cash flows attributable to that asset. We evaluate other long-lived assets, including investments accounted for under the cost method, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected discounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Fair value is be measured based on quantitative and qualitative analyses. There were no assets that were considered to be impaired during any period presented.
Equity Investments
     We have invested in equity instruments of privately held companies for business and strategic purposes. As of December 31, 2006, we had an investment in one company with a carrying value of $1.2 million, which is included in intangible and other assets in the Consolidated Balance Sheets. This investment is accounted for under the cost method because our ownership is less than 20 percent of voting securities and we do not have the ability to exercise significant influence over operations. We regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the estimated fair values of our non-marketable investments. We monitor the preceding factors to identify events or circumstances which would cause us to test for other than temporary impairment and revise our assumptions for the estimated recovery of equity investments. There were no investments considered impaired during any of the periods presented.
     In October 2004, Serologicals Corporation (“Serologicals”) purchased Upstate Group, Inc. (“Upstate”), a privately held company in which we held an equity interest. As a result of the acquisition, we received cash of $9.6 million and shares of common stock in Serologicals. Subsequently, we disposed of our entire equity investment in Serologicals. The net gain as a result of these transactions was $18.3 million, which was reported as gain on sale of equity securities in 2004 in the Consolidated Statements of Income. In 2006, we received additional cash consideration of $2.2 million from the escrow account established by Serologicals in connection with its acquisition of Upstate in 2004.
Income Taxes
     Income taxes are accounted for under the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized in the future. Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. We believe that our estimates are reasonable and that our reserves for income tax related uncertainties are adequate.
Foreign Currency Translation
     We translate the assets and liabilities of our foreign subsidiaries into U.S. dollars at the rates of exchange in effect at the end of the period and translate revenues and expenses using average rates in effect during the period. Gains and losses from these translations, including translation of our long-term investments in our foreign subsidiaries, are accumulated as a separate component of stockholders’ equity. Many of our subsidiaries conduct a portion of their business in currencies other than their functional currency. These transactions give rise to receivables and payables that are denominated in currencies other than their functional currency. The value of these receivables and payables is subject to changes in currency exchange rates. Both realized and unrealized gains or losses in the value of these receivables and payables are included in the determination of net income. Foreign currency transaction gains (losses) recognized were $0.2 million, $(0.9) million and $(0.2) million in 2006, 2005 and 2004, respectively, and are included in interest and other income (expense), net, in the Consolidated Statements of Income.
     In 2006, we substantially liquidated investments in two of our foreign subsidiaries, and recognized a gain from the reversal of cumulative translation adjustments for these subsidiaries of $1.4 million, included as translation gain on liquidation of subsidiaries in the Consolidated Statements of Income.
Revenue Recognition and Warranty
     We apply the provisions of the following authoritative literature in the development of our revenue recognition policies:
•
Emerging Issues Task Force, Issue No. 00-21,“Revenue Arrangements with Multiple Deliverables.” Revenue arrangements with multiple elements are divided into separate units of accounting if the deliverables in the arrangement have value to the customer on a stand alone basis, there is objective and reliable evidence of the fair value of the undelivered elements and there are no rights of return or additional performance guarantees by the Company.

•
Statement of Position 97-2,“Software Revenue Recognition.” Revenue earned on software arrangements involving multiple elements is allocated to each element based on the relative fair values of the elements as determined by means of our quoting process and published price lists.

•
Staff Accounting Bulletin (“SAB”) No. 104,“Revenue Recognition.” Revenue is recognized when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price is fixed or determinable; and (4) collectibility is reasonably assured.

     A majority of our revenue is derived from the sale of instruments to end-users with a one-year warranty. These arrangements include a single element (the instrument). Other single-element arrangements include the sale of consumables, software, service, technology licenses, installation or training. Arrangements incorporating multiple elements may exist, either through one invoice or through separate invoices entered into with a single customer at or near the same time. These multiple-element arrangements can include any combination of the previously described products or services. If there are multiple elements not delivered together, we recognize revenue on delivered elements when the fair value of any undelivered elements is known.
     All single-element and multiple-element arrangements are evidenced by an invoice in response to a written purchase order or license agreement. Each element of an arrangement is invoiced at fair value as determined by means of our quoting process and published price lists. Standard end-user terms include: risk of loss transferring to the purchaser at the time of shipment, net 30 day payment terms, no right of return or exchange, no right to upgrades and no acceptance provisions.
     We do not enter into arrangements that require performance in excess of our published specifications.
     Our revenue recognition criteria are as follows. In multiple element arrangements, each element is invoiced at fair value, and our revenue recognition criteria are applied to each element of the arrangement.
•
Instruments, software and consumables — We recognize revenue with respect to sales of instruments, software and consumables at the time that an instrument, software or consumable is shipped, in accordance with the shipping terms of the invoice. Under FOB Destination terms, we do not recognize revenue until the product arrives at the customer site. We determine that the SAB 104 criteria have been met through receipt of a valid purchase order and issuance by us of either a sales order confirmation or an invoice, confirmation of product shipment (or receipt, when FOB Destination terms apply), issuance of an invoice indicating the price and determination of credit-worthiness or, in certain circumstances, receipt of prior payment.

•
Service, installation and training — Revenue from service events not covered by warranty or a service contract is recognized upon completion of the service. Service can be provided in the field or at our service depot. For a small number of products, we offer the option to purchase installation services. Installation is billed separately at the time of performance and is not part of a package price for instruments. We have established a fair value for installation services, as installation can be purchased with or without an instrument. Further, a third party or the customer can perform the installation. Training is billed separately at the time of performance and is not part of a package price for instruments. Training revenue is recognized upon completion of the training. We determine that the SAB 104 criteria have been met through receipt of a valid purchase order and issuance by us of either a sales order confirmation or an invoice, receipt of a customer acknowledgment that the service, installation or training has been completed, issuance of an invoice indicating the price and determination of credit-worthiness or, in certain circumstances, receipt of prior payment.

•
Service contracts — Revenue from service contracts for our instruments, generally with a one-year term, is recognized ratably over the period of coverage. We determine that the SAB 104 criteria have been met through receipt of a valid purchase order and issuance by us of either a sales order confirmation or an invoice, issuance of an invoice indicating the price and determination of credit-worthiness or, in certain circumstances, receipt of prior payment.

•
Technology license agreements — Revenue from technology license agreements is recognized upon completion of our obligations to the licensee. We determine that the SAB 104 criteria have been met through receipt of an executed license agreement and determination of credit-worthiness or, in certain circumstances, receipt of prior payment. We have no ongoing obligations under our current technology license agreements.

     Future warranty costs are estimated based on historical experience and provided for at the time of sale. Shipping and handling costs for revenue-generating shipments are charged to costs of goods sold.
Advertising Costs
     We expense the cost of advertising as incurred. Such costs approximated $1.4 million, $1.2 million and $1.1 million for 2006, 2005 and 2004, respectively.
Recent Accounting Pronouncements
     In December 2004, the FASB issued Statement No. 123 (revised 2004),“Share-Based Payment” (“FAS 123R”) which is a revision of FASB Statement No. 123,  “Accounting for Stock-Based Compensation”  (“FAS 123”), and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion 25”). FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. On April 14, 2005, the SEC adopted a new rule that amended the compliance dates for FAS 123R such that we adopted the new standard effective January 1, 2006. The pro forma disclosures previously permitted under FAS 123 are no longer an alternative to financial statement recognition.
     In September 2006, the FASB issued Statement No. 157,“Fair Value Measurements” (“FAS 157”). FAS 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ request for expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 will be effective for the Company’s fiscal years beginning January 1, 2008. We are still evaluating what impact, if any, the adoption of this standard will have on our financial position and results of operations.
     In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN48”),“Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”  (“FAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will be required to adopt FIN 48 as of January 1, 2007, with any cumulative effect of the change in accounting principles recorded as an adjustment to opening retained earnings. We are still evaluating what impact, if any, the adoption of this standard will have on our financial position and results of operations.
Earnings Per Share
     Basic net income per share is computed based on the weighted average number of shares of our common stock outstanding. Diluted net income per share is computed based on the weighted average number of shares of our common stock outstanding and other dilutive securities. Dilutive securities consist of the incremental common shares issuable upon the exercise of stock options (using the treasury stock method).

     Computation of diluted earnings per share was as follows (in thousands, except per share amounts):

	Years Ended December 31,
	2006	2005	2004

Weighted average common shares outstanding for the period	16,676	16,783	16,028
Common equivalent shares assuming the exercise of stock options under the treasury stock method	371	364	504

Shared used in computing diluted net income per share	17,047	17,147	16,532

Net income	$10,827	$15,896	$17,233

Basic net income per share	$0.65	$0.95	$1.08

Diluted net income per share	$0.64	$0.93	$1.04

     Options to purchase 893,384 shares of common stock at a weighted average per share exercise price of $34.05 were outstanding during 2006, but were not included in the computation of diluted earnings per share for that year as the options exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive. In 2005 and 2004, the total number of shares excluded from the calculations of diluted net income per share were 1,468,790 and 1,428,219 respectively. Such securities, had they been dilutive, would have been included in the computations of diluted net income per share using the treasury stock method.
Comprehensive Income
     Comprehensive income is comprised of net income and other items of comprehensive income. Other comprehensive income includes cumulative translation adjustments from the translation of foreign subsidiaries’ financial statements, and unrealized gains and losses on available-for-sale securities, if material.
Reclassifications
     Revenues includes an increase of $0.7 million and $0.6 million for the years ended 2005 and 2004, respectively, related to the reclassification of freight charges recovered from customers from Cost of Revenues to Revenues. Cost of Revenues has been increased accordingly, and there was no effect on gross profit, operating income or net income for any of the periods presented.
Note 2. Balance Sheet Amounts

	December 31,
	2006	2005
	(in thousands)
Inventories, net:
Raw materials	$15,519	$11,350
Work-in-process	1,667	2,127
Finished goods and demonstration equipment, net	12,249	9,720

	$29,435	$23,197

Equipment and leasehold improvements, net:
Machinery and equipment	$22,455	$21,862
Software	5,327	4,617
Furniture and fixtures	4,749	4,604
Leasehold improvements	9,371	8,898

	41,902	39,981
Less accumulated depreciation and amortization	(31,128)	(30,079)

	$10,774	$9,902

Intangible and other assets:
Equity investments	$1,177	$1,177
Intangible assets	17,389	13,481
Other assets	6,116	3,341

	$24,682	$17,999

Other accrued liabilities:
Accrued income tax	$4,291	$3,051
Warranty accrual	2,448	2,663
Other	6,941	7,909

	$13,680	$13,623

Note 3. Commitments and Contingencies
Operating Leases
     Our facilities are leased under noncancelable operating leases. The leases generally require payment of taxes, insurance and maintenance costs on leased facilities. The total amount of rental payments due over the initial lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the net amount paid is recorded in deferred rent, which is included in other accrued liabilities in the accompanying Consolidated Balance Sheets. In May 2005, we entered into a sublease agreement whereby we lease a portion of our office space to a third party through February 2011. Operating lease terms range from one to ten years, and as of December 31, 2006, minimum annual rental commitments under these noncancelable operating leases, net of sublease income, were as follows (in thousands):

For the year ended	Minimum Lease
December 31,	Payments	Sublease Income	Net

2007	$6,291	$289	$6,002
2008	5,604	312	5,292
2009	5,630	323	5,307
2010	5,774	334	5,440
2011	3,402	43	3,359
Thereafter	4,509	—	4,509

	$31,210	$1,301	$29,909

     Net rental expense under operating leases related to our facilities was approximately $6.1 million, $7.3 million and $6.7 million, respectively, for each of the three years ended December 31, 2006, 2005 and 2004.
Purchase Obligations
     We have contractual commitments for the purchase of products, components and services, ending in 2007. The minimum purchase commitments are based on a set percentage of our forecasted production, and for 2007, at current prices, were approximately $14.1 million. These purchase commitments are not expected to result in a material loss.
Warranty
     At the time of sale, we record an estimate for warranty costs that may be incurred under product warranties. Warranty expense and activity are estimated based on historical experience. The warranty accrual is evaluated periodically and adjusted for changes in experience. Changes in the warranty liability during the years ended December 31, 2006 and 2005 were as follows (in thousands):

Balance December 31, 2004	$2,276
New warranties issued during the period	2,738
Cost of warranties incurred during the period	(2,351)

Balance December 31, 2005	2,663
New warranties issued during the period	2,195
Warranties assumed through the acquisition of LCM business	186
Cost of warranties incurred during the period	(2,596)

Balance December 31, 2006	$2,448

Guarantees
     Our charter and bylaws provide for the mandatory indemnification of our directors, officers, and to the extent authorized by our board of directors, employees and other agents, to the maximum extent permitted by the Delaware General Corporation Law. We have entered into indemnity agreements with certain officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as one of our directors, officers or other agents, and otherwise to the fullest extent permitted under Delaware law. The maximum potential amount of future payments that we could be required to make under these indemnification agreements and the relevant provisions of our charter and bylaws is unlimited; however, we have director’s and officer’s liability insurance policies that, in most cases, would limit our exposure and enable us to recover a portion of any future amounts paid. The estimated fair value of these indemnification provisions was minimal. Most of these indemnification provisions were grandfathered under the provisions of FASB Interpretation No. 45,  “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,”  as they were in effect prior to the year ended December 31, 2003. Accordingly, we had no liabilities recorded for these provisions as of December 31, 2006.
     We are subject to indemnification provisions under our agreements with third parties in the ordinary course of business, typically with business partners, contractors, clinical sites and customers. Under these provisions we generally indemnify and hold harmless such third party for losses suffered or incurred by it as a result of our conduct, including breach of representations and warranties in the agreements or infringement on intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments we could be required to make under these indemnification provisions is unlimited. We have not incurred material costs to defend lawsuits or settle claims related to these indemnification obligations. As a result, the estimated fair value of these indemnification obligations was minimal. Accordingly, we had no liabilities recorded for these indemnification obligations as of December 31, 2006.
     Borrowings under our revolving credit facility, discussed in Note 9, are guaranteed by our domestic subsidiaries.
Note 4. Acquisitions and Restructuring
Acquisition of LCM Business from Arcturus Bioscience, Inc.
     On April 3, 2006, we acquired the Laser Capture Microdissection (“LCM”) business from Arcturus Bioscience, Inc. (“Arcturus”) for $11.3 million. This strategic acquisition expanded our product portfolio to include complete systems and reagents for LCM.
     The acquisition was accounted for under the purchase method of accounting. The results of operations of the LCM business have been included in the accompanying consolidated financial statements from the date of the acquisition. The total cost of the acquisition was $11.3 million, including cash paid of $10.3 million and transaction costs of $1.0 million.

     As of December 31, 2006, the purchase price allocation was as follows (in thousands):

In-process research and development	$4,272
Acquired goodwill	1,354
Acquired developed technology (amortized over five to ten years)	2,762
Acquired trade name	1,002
Acquired patents (amortized over ten years)	1,797
Net book value of acquired assets and liabilities which approximate fair value	72

Total purchase price	$11,259

     We allocated the purchase price based on the fair value of the assets acquired and liabilities assumed. A valuation of the purchased intangible assets was undertaken by a third party valuation specialist to assist us in determining the estimated fair value of each identifiable asset and in allocating the preliminary purchase price among acquired assets, including the portion of the purchase price attributed to acquired in-process research and development projects. Projects that qualify as in-process research and development represent those that have not yet reached technological feasibility and which have no alternative use. The valuation analysis resulted in $4.3 million of the purchase price being allocated to acquired in-process research and development and charged to earnings using a discount rate of 25%. The in-process research and development acquired from Arcturus consisted of product development initiatives. We estimated that the in-process projects related to these products were approximately 81% complete.
     The value assigned to acquired in-process research and development was determined by considering the importance of the project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the acquired in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Arcturus and its competitors. The rates used to discount the net cash flows to their present value were based on Arcturus’ internal rate of return. The internal rate of return was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, and market growth rates and risks related to the impact of potential changes in future target markets.
Restructuring and Other Charges
     In the fourth quarter of 2006, we implemented a restructuring plan which included the closing of facilities in Norway and the termination of employees at that site. Costs for this plan for employee severance totaled $0.2 million. Other costs totaled $0.1 million. The total of $0.3 million was recognized as expense in restructuring and other charges in the Consolidated Statements of Income. Activity for these charges for the year ended December 31, 2006 was as follows (in thousands):

		Non-cash
		Charges and	Balance at
		Cash	December 31,
	Initial Cost	Payments	2006

Molecular Devices employee severance	$240	$(181)	$59
Other costs	91	(91)	—

Total	$331	$(272)	$59

     In the fourth quarter of 2005, we implemented a restructuring plan which included the termination of employees and the restructuring of a development and license agreement with a supplier. Costs for this plan associated with employee severance totaled $0.6 million. Costs for the restructuring of the agreement totaled $0.8 million, including the return of our equity investment in the supplier valued at $0.5 million and the transfer of $0.3 million of inventory. The total of $1.4 million was recognized as expense in restructuring and other charges in the Consolidated Statements of Income. Activity for these charges for the years ended December 31, 2005 and 2006 was as follows (in thousands):

		Non-cash		Non-cash
		Charges and	Balance at	Charges and	Balance at
		Cash	December 31,	Cash	December 31,
	Initial Cost	Payments	2005	Payments	2006
Molecular Devices employee severance	$604	$(201)	$403	$(403)	$—
Termination of agreement	823	(823)	—	0	—

Total	$1,427	$(1,024)	$403	$(403)	$—

     Concurrent with the Axon acquisition in 2004, we implemented an integration plan which included the termination of Axon employees, the relocation or transfer to other sites of employees and the closure of duplicate facilities. Costs for this plan associated with employee severance and relocation totaled $0.5 million. Costs for the closure of duplicate facilities, representing an unfavorable lease liability associated with one of Axon’s remaining leases, totaled $2.2 million.
     In the fourth quarter of 2004, we implemented an integration plan which included the termination of additional employees. Costs necessary to integrate the businesses of Molecular Devices and Axon that were expected to benefit future operations were expensed as restructuring and other charges in the Consolidated Statements of Income. Termination costs related to Molecular Devices employees totaled $1.2 million for the year ended December 31, 2004.
     Activity for these restructuring charges for the years ended December 31, 2006, 2005 and 2004, was as follows (in thousands):

		Non-cash		Non-cash			Non-cash
		Charges and	Balance at	Charges and	Adjustments	Balance at	Charges and	Balance at
		Cash	December 31,	Cash	Included in	December 31,	Cash	December 31,
	Initial Cost	Payments	2004	Payments	Net Income	2005	Payments	2006

Axon employee severance and relocation	$500	$(365)	$135	$(35)	$(100)	$—	$—	$—
Closure of duplicate facilities	2,200	—	2,200	(857)	(54)	1,289	(304)	985
Molecular Devices employee severance	1,157	(124)	1,033	(972)	(61)	—	—	—

Total	$3,857	$(489)	$3,368	$(1,864)	$(215)	$1,289	$(304)	$985

Note 5. Goodwill, Developed Technology and Intangible and Other Assets
     In March 2005, we completed the purchase of certain assets from Xsira Pharmaceuticals, Inc. (“Xsira”) relating to the Transfluor®  technology, a cell-based fluorescent assay system for monitoring the function of G-protein coupled receptors. We acquired $11.2 million of intangible assets, including $11.0 million of developed technology and tradenames valued at $0.2 million. These intangible assets will be amortized over their estimated useful lives of ten years. We also acquired $0.1 million of other current assets consisting of receivables assigned to us in the purchase.
     Goodwill was $107.3 million and $102.8 million at December 31, 2006 and 2005, respectively. In 2006, we increased goodwill by $3.5 million to correct the purchase price allocation for our 2004 acquisition of Axon and to recognize a deferred tax liability on an acquired tradename. The correction had no impact on our results of operations or cash flows. At December 31, 2006 and 2005, purchased intangible assets not subject to amortization totaled $11.8 million and consisted of tradenames valued at $10.3 million and distribution rights valued at approximately $1.5 million.
     Purchased intangible assets subject to amortization over ten years consisted of patents, certain developed technology, license fees, and certain tradenames. Certain developed technology is amortized over a five year life. Purchased intangible assets subject to amortization over one year consisted of order backlog. The gross and net carrying value of these assets were as follows (in thousands):

	December 31, 2006			December 31, 2005
	Gross Carrying	Accumulated	Net Carrying	Gross Carrying	Accumulated	Net Carrying
	Value	Amortization	Value	Value	Amortization	Value

Developed technology	$31,505	$7,063	$24,442	$28,743	$3,591	$25,152
License fees	4,285	1,165	3,120	2,688	772	1,916
Patents	3,169	867	2,302	1,372	610	762
Tradename	200	35	165	200	15	185
Order Backlog	100	100	—	100	100	—

Total	$39,259	$9,230	$30,029	$33,103	$5,088	$28,015

     Amortization expense was $3.8 million, $3.0 million and $1.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. The estimated future amortization expense of purchased intangible assets and license fees is as follows (in thousands):

For the Year Ended December 31,	Amortization Expense

2007	$3,987
2008	3,987
2009	3,987
2010	3,987
2011	3,740
Thereafter	10,341

$30,029

Note 6. Stockholders’ Equity
     In 2006, we repurchased 0.9 million shares of our common stock. The repurchases occurred at various times throughout the year. As of December 31, 2006, approximately 0.2 million shares remained available for repurchase under the stock repurchase program initially approved by the Board of Directors in August 2001.
Note 7. Stock Option and Employee Incentive Plans
     In April 2005, we established the 2005 Equity Incentive Plan (“2005 Plan”), which is an amendment and restatement of our 1995 Stock Option Plan. The 2005 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock purchase awards, stock bonus awards, stock unit awards, and other forms of equity awards. There were an aggregate of 4,333,011 shares of common stock reserved for issuance under the 2005 Plan. Stock options generally expire in ten years and become exercisable in increments as specified in the option agreements. Terms and vesting schedules of other types of equity awards are pursuant to the various agreements under which such awards are made. We intend to settle employee stock option exercises with newly issued common shares rather than shares held in treasury.
     In July 2001, we established the 2001 Stock Option Plan (the “2001 Plan”). Under the 2001 Plan, we are authorized to grant options to purchase up to 100,000 shares of common stock to employees who are working or residing outside of the U.S. and are not officers or directors. Stock options generally expire in twelve years and become exercisable in increments over a period of four to five years from the date of grant. Options may be granted with different vesting terms from time to time.
     As a result of our acquisition of Axon in 2004, we assumed options issued by Axon under Axon’s 1993 Stock Option Plan, as amended, and Axon’s 2001 Equity Incentive Plan (“Axon employee stock options”). The Axon employee stock options vest over a maximum period of five years and expire ten years from the date of grant.
     Prior to January 1, 2006, these stock option plans were accounted for under the recognition and measurement provisions of APB Opinion 25 and related interpretations, as permitted by FAS 123. Accordingly, no compensation expense was recognized for stock option grants with an exercise price equal to the fair market value of the shares at the date of grant. Effective January 1, 2006, we adopted the fair value recognition provisions of FAS 123R using the modified prospective transition method and therefore have not restated prior periods. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123 and compensation expense for all stock-based compensation awards granted after January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of FAS 123R. We recognize stock-based compensation expense net of estimated forfeitures on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years.
     The following table shows total stock-based compensation expense recorded under FAS 123R included in the Consolidated Statements of Operations for the year ended December 31, 2006 (in thousands, except per share amounts):

Year Ended
December 31, 2006
Cost of revenues	$408
Research and development	1,097
Selling, general and administrative	3,511

Income before taxes	5,016
Income tax benefit	(930)

Effect on net income	$4,086

Basic net income per share	$0.25

Diluted net income per share	$0.24

     Prior to the adoption of FAS 123R, we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Condensed Consolidated Statements of Cash Flows. FAS 123R requires the excess tax benefit associated with an individual share-based payment award be included in the statements of cash flows as a cash inflow from financing activities and a cash outflow from operating activities. For the year ended December 31, 2006, the benefit realized as a result of employee exercises of stock options of $1.5 million was classified as a financing cash flow.

     The table below presents net income and basic and diluted net income per share as if we had elected to recognize compensation expense based on the fair value of the options granted on their grant date and shares issued under our employee stock purchase plans as prescribed by FAS 123 for the years ended December 31, 2005 and 2004 (in thousands, except per share amounts):

	Years ended December 31,
	2005	2004

Net income — as reported	$15,896	$17,233
Plus: Stock based compensation expense included in reported net income, net of tax	65	65
Less: Stock based compensation expense determined using the fair value method, net of tax	(5,759)	(6,301)

Net income — pro forma	$10,202	$10,997

Net income per share:
Basic — as reported	$0.95	$1.08

Basic — pro forma	$0.61	$0.69

Diluted — as reported	$0.93	$1.04

Diluted — pro forma	$0.59	$0.67

     As part of our adoption of FAS 123R, we reevaluated our assumptions used in estimating the fair value of stock options granted. As part of this assessment, we determined that a combination of implied and historical volatility is a better indicator of our expected volatility than historical volatility alone, which we previously used to value our options. Further, we examined the historical pattern of option exercises in order to determine if there were any discernable activity patterns based on certain employee populations. From this analysis, we identified two employee populations. We used the Black Scholes option-pricing model to value the options for both of the employee populations. The table below presents the weighted average expected term in years of the two identified employee populations. The expected term is based on historical exercise patterns and post-vesting termination behavior within both of the populations identified. The interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of grant.
     The fair value of each option was estimated on the date of grant using the following assumptions:

	Years Ended December 31,
	2006	2005	2004

Expected dividend yield	0%	0%	0%
Expected stock price volatility	49%	77%	86%
Risk-free interest rate	4.3%	4.0%	4.1%
Expected life of options	5.2 years	6.0 years	5.2 years

     The following table summarizes the activity under all of our stock option plans:

	Shares Available for		Weighted Average
	Future Grant	Options Outstanding	Exercise Price

Balance at December 31, 2003	1,064,355	2,952,571	$25.55
Authorized	300,000	—	—
Granted	(522,500)	522,500	19.54
Assumed through acquisition of Axon	—	572,570	18.55
Exercised	—	(270,258)	12.18
Cancelled	289,768	(289,768)	24.74

Balance at December 31, 2004	1,131,623	3,487,615	24.59
Granted	(411,500)	411,500	20.82
Exercised	—	(458,190)	14.29
Cancelled	356,595	(356,595)	27.69

Balance at December 31, 2005	1,076,718	3,084,330	25.15
Granted	(336,250)	336,250	29.49
Exercised	—	(727,985)	18.00
Cancelled	202,103	(202,103)	33.98

Balance at December 31, 2006	942,571	2,490,492	$27.18

     The following table is a summary of our outstanding and exercisable options at December 31, 2006:

Options Outstanding				Options Exercisable
					Weighted Average
		Weighted Average			Remaining
Range of Exercise		Remaining Contractual	Weighted Average	Number	Contractual Life	Weighted Average
Prices	Number Outstanding	Life (Yr.)	Exercise Price	Exercisable	(Yr.)	Exercise Price
$0.00 to $12.58	87,959	3.9	$7.73	86,887	3.9	$7.69
$12.59 to $25.16	1,509,149	6.0	19.63	1,161,366	5.5	19.49
$25.17 to $37.74	459,235	7.1	28.86	144,485	2.5	27.50
$37.75 to $50.33	274,956	3.2	47.09	274,956	3.2	47.09
$50.34 to $62.91	43,594	3.6	53.15	43,594	3.6	53.15
$62.92 to $75.49	41,250	4.1	75.27	41,250	4.1	75.27
$75.50 to $88.08	74,349	3.8	77.74	74,349	3.8	77.74

	2,490,492		$27.18	1,826,887		$28.15

     There were 2,297,101 and 2,497,777 options exercisable under the various plans at December 31, 2005 and 2004, respectively.
     The weighted average grant date fair value of options granted during the years ended December 31, 2006, 2005 and 2004 was $14.48, $14.44 and $9.89 per share, respectively. The intrinsic value of options exercised during the year ended December 31, 2006, 2005 and 2004 was $9.3 million, $3.9 million and $3.3 million, respectively. The intrinsic value of options outstanding and exercisable at December 31, 2006 was $3.9 million and $3.5 million, respectively. As of December 31, 2006, $7.5 million of total unrecognized compensation expense related to stock options was expected to be recognized over a weighted-average period of 1.70 years.
401(k) Plan
     Our 401(k) Plan (the “Plan”) covers substantially all of our U.S. based employees. Under the Plan, as amended in November 2004, eligible employees may make contributions subject to certain Internal Revenue Service restrictions. We began matching a portion of employee contributions in 1997, up to a maximum of $2,500 of each employee’s eligible compensation. The match, which is subject to board approval based on a number of factors, is effective December 31 of each year and vests over a period of four years of service. For the years ended December 31, 2006, 2005 and 2004, we recognized as expense approximately $0.8 million, $0.7 million and $0.5 million, respectively, under the Plan.
Stock Reserved for Issuance
     As of December 31, 2006, we had 3,433,063 shares of common stock reserved for issuance under our stock option plans.
Note 8. Income Taxes
     The components of the provision for income taxes are as follows (in thousands):

	Years ended December 31,
	2006	2005	2004

Current:
US Federal	$7,732	$3,015	$3,374
State	1,046	469	1,755
Foreign	1,767	914	650

	10,545	4,398	5,779

Deferred:
US Federal	(1,079)	3,389	6,089
State	381	368	730
Foreign	(31)	425	180

	(729)	4,182	6,999

Total	$9,816	$8,580	$12,778

     The provision for income taxes differs from the amounts computed by applying the statutory federal income tax rate to income before taxes. The source and tax effects of the differences are as follows (in thousands):

	Years ended December 31,
	2006	2005	2004

Income before provisions for income taxes	$20,643	$24,476	$30,011

Income tax at statutory rate (35%)	7,225	8,567	10,504
Non-deductible acquired in-process research and development	—	—	1,750
State income tax, net of federal benefit	1,180	555	1,615
Extraterritorial income exclusion benefit	(238)	(414)	(410)
Qualified production activities income deduction	(123)	(201)	—
Research and development credits	(301)	(301)	(688)
Non-deductible stock based compensation expense	691	—	—
Foreign subsidiary liquidation	585	—	—
Translation gain on subsidiary liquidation	(495)	—	—
Adjustment to deferred tax assets relating to non- deductible intangible assets	1,184	—	—
Other	108	374	7

	$9,816	$8,580	$12,778

     Foreign pretax income was $6.3 million, $2.8 million and $1.4 million in 2006, 2005 and 2004, respectively.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. The tax effects of temporary differences and carryforwards which give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

	2006	2005

Deferred Tax Assets:
Deferred revenue and reserves not currently deductible	$2,210	$1,127
Warranty and accrued expenses	2,885	3,730
Stock based compensation	1,072	—
Depreciation and amortization	2,519	1,562
Net operating loss carryforwards	—	82
Foreign loss carryforwards	204	288
Tax credit carryforwards	354	624
Intercompany transactions	258	512
Other	182	22

Total deferred taxes	9,684	7,947

Deferred Tax Liabilities:
Acquired intangible assets	(8,341)	(4,486)
Depreciation and amortization	—	—
Other	(587)	—

Total deferred tax liabilities	(8,928)	(4,486)

Net deferred tax assets	$756	$3,461

     As of December 31, 2006, we had California research and development credits of approximately $0.5 million which carry forward indefinitely.
     As of December 31, 2006, we had unrecognized deferred tax liabilities of approximately $0.2 million related to approximately $8.8 million of cumulative net undistributed earnings of foreign subsidiaries. These earnings are considered to be permanently reinvested in operations outside the United States.
Note 9. Revolving Credit Facility
     We have a senior unsecured credit facility with Union Bank of California, N.A., which provides us with a revolving credit facility in the amount of up to $30.0 million. Borrowings under the revolving credit facility are guaranteed by our domestic subsidiaries. All loans outstanding under the senior unsecured credit facility will bear interest at a rate per annum equal to, at our option, either the base rate plus 0.50% or the London InterBank Offered Rate (LIBOR) plus 1.25%. The revolving credit facility may be drawn, paid and reborrowed at our option, and matures on July 1, 2007. We initially used $15.0 million of this credit facility to partially finance the cash portion of the merger consideration paid to Axon shareholders and certain optionholders. The $15.0 million drawdown was repaid and the revolving credit facility had no outstanding balance as of December 31, 2006 or 2005. At December 31, 2006, we were in compliance with all of the credit facility covenants.
Note 10. Industry Segment, Geographic and Customer Information
     We operate in a single industry segment, and our chief operating decision maker views our operations as follows: the design, development, manufacture, sale and service of bioanalytical measurement systems for drug discovery and life sciences research applications.

     Foreign subsidiaries’ operations consist of research and development, sales, service, manufacturing and distribution. Summarized data for our domestic and international operations was as follows (in thousands):

			Adjustments and
	United States	International	Eliminations	Total

Year ended December 31, 2004
Revenues	$134,228	$44,577	$(29,710)	$149,095
Income from operations	10,118	1,624	(151)	11,591
Identifiable assets	248,996	31,577	(25,344)	255,229
Year ended December 31, 2005
Revenues	162,345	59,970	(40,364)	181,951
Income from operations	21,846	3,150	95	25,091
Identifiable assets	255,146	33,652	(31,382)	257,416
Year ended December 31, 2006
Revenues	164,822	70,988	(49,398)	186,412
Income from operations	11,288	4,469	799	16,556
Identifiable assets	261,203	43,629	(38,054)	266,778
     Our products are broken into two product families. The drug discovery family includes our FLIPR, Automated Electrophysiology, High-Throughput Imaging and Analyst product families. The life sciences research family includes the SpectraMax, GenePix, MetaMorph, Laser Capture Microdissection, Cellular Neurosciences, Liquid Handling and Threshold product lines. Consolidated revenue from our product families was as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004

Drug discovery	$68,198	$73,074	$61,691
Life sciences research	118,214	108,877	87,404

Total revenues	$186,412	$181,951	$149,095

     Sources of consolidated revenue from significant geographic regions were as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004

North America	$103,288	$106,298	$91,020
Europe	49,206	46,231	38,515
Rest of World	33,918	29,422	19,560

Total revenues	$186,412	$181,951	$149,095

Note 11. Related Party Transactions
     Our Chief Executive Officer is a member of the Board of Directors of Essen Instruments (“Essen”) and we are a minority investor in Essen. We paid Essen $0.7 million, $0.5 million and $0.3 million in royalties in the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006, we owed Essen $0.3 million for royalties payable.
     In December 2003, we entered into a services agreement with Essen whereby Essen provided certain consulting services to us for two years in exchange for the return of a portion of the Essen shares owned by us. Through December 31, 2005, $1.2 million in equity was returned to Essen in exchange for consulting services provided, and the services agreement was completed.
     We had an equity investment in Upstate until October 2004. We paid Upstate $0.1 million for royalties and $90,000 for inventory during the year ended December 31, 2004.
     We had an equity investment in Aviva Biosciences Corporation (“Aviva”) until December 2005, when we returned it as part of our restructuring as described in Note 4. For the years ended December 31, 2005 and 2004, we purchased $3.3 million and $0.8 million of inventory from Aviva.
Note 12. Subsequent Event
     On January 28, 2007, we entered into a definitive agreement and plan of merger with MDS Inc.(“MDS”) and Monument Acquisition Corp. (“Monument”), a subsidiary of MDS, which contemplates the acquisition by MDS, through Monument, of all of our outstanding common stock in a two-step transaction comprised of a cash tender offer for all of our issued and outstanding shares of common stock, followed by a merger of Monument with and into us. Pursuant to the definitive agreement, and upon the terms and subject to the conditions thereof, Monument has commenced a tender offer to acquire all of the outstanding shares of our common stock at a price of $35.50 per share, net to the holder thereof in cash. Pursuant to the definitive agreement, as soon as practicable after the consummation of the tender offer and subject to the satisfaction or waiver of certain conditions set forth in the definitive agreement, Monument will merge with and into us and we will become an indirect wholly-owned subsidiary of MDS. In this merger, each share of our common stock remaining outstanding following the consummation of the tender offer, other than each share held by MDS or Monument or by any stockholder who has validly exercised appraisal rights under Delaware law, will be converted into the right to receive $35.50 in cash. The obligation of Monument to accept for payment and pay for the shares tendered in the tender offer is subject to the satisfaction or waiver of a number of closing conditions set forth in the definitive agreement, including among others, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. In addition, it is also a condition to Monument’s obligation to accept for payment and pay for the shares tendered in the tender offer that at least a majority of the then-outstanding shares of our common stock (determined on a fully diluted basis including any unvested stock options that would vest by their terms on or before June 30, 2007, but disregarding any other unvested stock options) will have been validly tendered in accordance with the terms of the tender and not validly withdrawn. The closing of the merger contemplated by the definitive agreement is subject to customary closing conditions, and, depending on the number of shares held by MDS and Monument after Monument’s acceptance of the shares properly tendered in connection with the tender offer, approval of the merger contemplated by the definitive agreement by the holders of the outstanding shares of our common stock remaining after the completion of the tender offer may be required.
Note 13. Quarterly Financial Data (Unaudited)
     Summarized quarterly financial data is as follows:

	First	Second	Third	Fourth
	(in thousands, except per share amounts)
Year ended December 31, 2005
Revenues	$39,230	$44,727	$45,305	$52,689
Gross profit	24,018	26,937	27,763	32,966
Net income	1,844	3,665	4,631	5,756
Basic net income per share	0.11	0.22	0.28	0.35
Diluted net income per share	0.11	0.21	0.27	0.34
Year ended December 31, 2006
Revenues	$40,159	$47,643	$45,765	$52,845
Gross profit	24,535	29,760	28,678	33,374
Net income	2,846	1,228	2,782	3,971
Basic net income per share	0.17	0.07	0.17	0.24
Diluted net income per share	0.16	0.07	0.17	0.24
     For the first, second, third and fourth quarters of 2005, Revenues include increases of $0.2 million, $0.2 million, $0.1 million and $0.2 million, respectively, related to the reclassification of freight charges recovered from customers from Cost of Revenues to Revenues. For the first, second and third quarters of 2006, Revenues included an increase of $0.2 million, $0.3 million and $0.3 million, respectively, related to the reclassification of freight charges recovered from customers from Cost of Revenues to Revenues. Cost of Revenues has been increased accordingly, and there was no effect on gross profit, operating income or net income for any of the periods presented.
     Adjustments have been made to amounts previously reported for net income, basic net income per share, and diluted net income per share in the second quarter of 2006. During the preparation of our year-end financial statements, we reduced income tax expense by $1.7 million in the second quarter of 2006 associated with deferred tax assets on the acquired in-process research and development from the acquisition of the LCM business from Arcturus. This adjustment increased basic and diluted net income per share by $0.10 in the second quarter of 2006.
Note 14. Canadian Generally Accepted Accounting Principles
The Company’s accounting policies, as reflected in these condensed consolidated financial statements, do not materially differ from Canadian generally accepted accounting principles (“Canadian GAAP”) except for:

(a)
Acquired In-Process Research and Development - Under US GAAP, the cost of in-process research and development acquired as a result of a business combination is charged to income at the date of acquisition.  Under Canadian GAAP, such costs are capitalized and amortized over an estimate of useful life.

(b)
Modification of Operating Leases Prior to Expiration – Under US GAAP, a new agreement is formed when the terms of an operating lease are re-negotiated prior to the end of the original lease term, and the lease is extended beyond the original expiration date.  The lessee is to account for the new lease arrangement using the revised terms and new assumptions as of the modification date.  Rent expense is recorded on a straight-line basis over the new lease term.  Under Canadian GAAP, the lessee continues to account for the lease in accordance with its original terms until the expiration date.  Differences should be treated as an adjustment of rental expense over the term of the lease extension.

The following table presents net income and earnings per share information in accordance with Canadian GAAP:

Year Ended December 31, 2006

Net income in accordance with US GAAP	$ 10,827
Adjustments [net of tax related effects]:
Acquired in-process research and development (a)	1,876
Modification of operating leases prior to expiration (b)	(964)
Net income in accordance with Canadian GAAP	$ 11,739

Basic net income per share in accordance with Canadian GAAP	$ 0.70
Diluted net income per share in accordance with Canadian GAAP	$ 0.69

MOLECULAR DEVICES CORPORATION

Financial Statements for the quarter ended December 31, 2006

(UNAUDITED)

MOLECULAR DEVICES CORPORATION

FOR THE QUARTER ENDED DECEMBER 31, 2006

INDEX

FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THREE MONTHS AND YEARS ENDED DECEMBER 31, 2006 AND 2005
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR YEARS ENDED DECEMBER 31, 2006 AND 2005
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,	December 31,
	2006	2005

ASSETS

Current assets:
Cash and cash equivalents	$ 22,824	$ 28,908
Accounts receivable, net	39,098	41,197
Inventories, net	29,435	23,197
Deferred tax assets	4,326	5,873
Prepaid and other current assets	3,895	2,353
Total current assets	99,578	101,528
Equipment and leasehold improvements, net	10,774	9,902
Goodwill	107,302	102,835
Developed technology	24,442	25,152
Intangible and other assets	24,682	17,999
	$ 266,778	$ 257,416

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$ 7,091	$ 7,676
Accrued compensation	9,415	9,759
Other accrued liabilities	13,680	13,623
Deferred revenue	8,976	7,806
Total current liabilities	39,162	38,864
Deferred tax liabilities	8,341	4,486
Other long-term liabilities	1,289	993
Total liabilities	48,792	44,343

Commitments and contingencies (Note 9)

Stockholders' equity
Common stock, $.001 par value; 60,000,000 shares authorized; 20,803,632 and 20,076,495 shares issued and 16,486,302 and 16,681,727 outstanding at December 31, 2006 and 2005, respectively	21	20
Additional paid-in capital	292,375	271,300
Retained earnings	17,850	7,023
Treasury stock, at cost; 4,317,330 and 3,394,768 shares at December 31, 2006 and 2005, respectively	(93,523)	(66,519)
Accumulated other comprehensive income	1,263	1,249
Total stockholders' equity	217,986	213,073
	$ 266,778	$ 257,416
The accompanying notes are an integral part of these statements

MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts, unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2006	2005	2006	2005

Revenues	$ 52,845	$ 52,689	$ 186,412	$ 181,951
Cost of revenues	19,470	19,723	70,065	70,267
Gross profit	33,375	32,966	116,347	111,684
Operating expenses:
Research and development	6,328	6,325	23,362	25,281
Selling, general and administrative	19,547	16,031	71,826	59,885
Acquired in-process research and development	-	-	4,272	-
Restructuring and other charges	331	1,427	331	1,427
Total operating expenses	26,206	23,783	99,791	86,593
Income from operations	7,169	9,183	16,556	25,091
Gain on sale of equity securities	566	-	2,235	-
Translation gain on liquidation of subsidiaries	1,413	-	1,413	-
Interest expense	(26)	(19)	(85)	(85)
Interest and other income (expense), net	125	(13)	524	(530)
Income before income taxes	9,247	9,151	20,643	24,476
Income tax provision	5,276	3,395	9,816	8,580
Net income	$ 3,971	$ 5,756	$ 10,827	$ 15,896
Basic net income per share	$ 0.24	$ 0.35	$ 0.65	$ 0.95
Diluted net income per share	$ 0.24	$ 0.34	$ 0.64	$ 0.93
Shares used in computing basic net income per share	16,485	16,578	16,676	16,783
Shares used in computing diluted net income per share	16,671	17,084	17,047	17,147
The accompanying notes are an integral part of these statements

MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2006	2005
Cash flows from operating activities:
Net income:	$10,827	$15,896
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,446	6,494
Amortization of intangible assets	3,767	3,032
Amortization of deferred stock compensation	-	113
Charge for acquired in-process research and development	4,272	-
Non-cash restructuring and other expenses	-	823
Gain on sale of equity securities	(2,235)	-
Loss on disposal of fixed assets	31	5
Equity investment exchanged for services	-	524
Employee stock-based compensation	5,016	-
Excess tax benefits from stock-based compensation	(1,513)	1,310
Translation gain on liquidation of subsidiaries	(1,413)	-
(Increase) decrease in assets:
Accounts receivable	3,431	(5,953)
Inventories	(6,317)	(67)
Prepaid and other current assets	(1,466)	375
Deferred tax assets	(1,142)	1,783
Increase (decrease) in liabilities:
Accounts payable	(602)	626
Accrued liabilities	2,645	(1,120)
Deferred revenue	(44)	776
Net cash provided by operating activities	21,703	24,617

Cash flows from investing activities:
Proceeds from sale of equity securities	2,235	-
Capital expenditures	(5,054)	(2,850)
Acquisitions	(11,264)	-
Purchase of intangible and other assets	(1,292)	(10,221)
Net cash used in investing activities	(15,375)	(13,071)

Cash flows from financing activities:
Issuance of common stock from stock option exercises	13,146	7,314
Purchase of treasury stock	(27,004)	(19,924)
Excess tax benefits from stock-based compensation	1,513	-
Net cash used in financing activities	(12,345)	(12,610)

Effect of exchange rate changes on cash and cash equivalents	(67)	(203)
Net decrease in cash and cash equivalents	(6,084)	(1,267)
Cash and cash equivalents at beginning of year	28,908	30,175
Cash and cash equivalents at end of year	$22,824	$28,908
The accompanying notes are an integral part of these statements

MOLECULAR DEVICES CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Note 1. Description of Business and Basis of Presentation

Molecular Devices Corporation (“Molecular Devices,” “the Company,” “our,” “us” or “we”), a Delaware corporation, is principally involved in the design, development, manufacture, sale and service of bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. The customers for our products include leading pharmaceutical and biotechnology companies as well as medical centers, universities, government research laboratories and other institutions throughout the world.

We operate in a single industry segment, and our chief operating decision maker views our operations as follows: the design, development, manufacture, sale and service of bioanalytical measurement systems for drug discovery and life sciences research applications.

The unaudited condensed consolidated financial statements included herein have been prepared in accordance with the published rules and regulations of the Securities and Exchange Commission (“SEC”) applicable to interim financial information. Certain information and footnote disclosures included in financial statements prepared in accordance with generally accepted accounting principles have been omitted in these interim statements as allowed by such SEC rules and regulations. However, we believe that the disclosures herein are adequate to make the information presented not misleading. The condensed consolidated balance sheets at December 31, 2006 and 2005 are derived from the audited consolidated balance sheets at those dates. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2006, included in our Annual Report on Form 10-K, for the fiscal year ended December 31, 2006, filed with the SEC on March 16, 2007.

The unaudited condensed consolidated financial statements include the accounts of Molecular Devices and its subsidiaries. All significant intercompany balances and transactions have been eliminated. The unaudited condensed consolidated financial statements contained herein reflect all adjustments (which include only normal, recurring adjustments), which are, in the opinion of management, necessary to state fairly the results for the periods presented. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

In June 2006, the Financial Accounting Standard’s Board (“FASB”) issued FASB Interpretation 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  We are still evaluating what impact, if any, the adoption of this standard will have on our financial position and results of operations.

     In September 2006, the FASB issued Statement No. 157,“Fair Value Measurements” (“FAS 157”). FAS 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ request for expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 will be effective for the Company’s fiscal years beginning January 1, 2008. We are still evaluating what impact, if any, the adoption of this standard will have on our financial position and results of operations.

Note 2. Business Combination

On April 3, 2006, we acquired the Laser Capture Microdissection (“LCM”) related business of Arcturus Bioscience, Inc. (“Arcturus”) for $11.3 million. This strategic acquisition expanded our product portfolio to include complete systems and reagents for LCM.

The acquisition was accounted for under the purchase method of accounting. The results of operations of Arcturus have been included in the accompanying condensed consolidated financial statements from the date of the acquisition. The total cost of the acquisition was $11.3 million, including cash paid of $10.3 million and transaction costs of $1.0 million.

As of December 31, 2006, the purchase price allocation was as follows (in thousands):

In-process research and development	$ 4,272
Acquired goodwill	1,354
Acquired developed technology (amortized over five to ten years)	2,762
Acquired trade name	1,002
Acquired patents (amortized over ten years)	1,797
Net book value of acquired assets and liabilities which approximate fair value	72
Total purchase price	$ 11,259

We allocated the purchase price based on the fair value of the assets acquired and liabilities assumed. A valuation of the purchased assets was undertaken by a third party valuation specialist to assist us in determining the estimated fair value of each identifiable asset and in allocating the preliminary purchase price among acquired assets, including the portion of the purchase price attributed to acquired in-process research and development projects. Projects that qualify as in-process research and development represent those that have not yet reached technological feasibility and which have no alternative use. The valuation analysis resulted in $4.3 million of the purchase price being allocated to acquired in-process research and development and charged to earnings using a discount rate of 25%. The in-process research and development acquired from Arcturus consisted of product development initiatives. We estimated that the in-process projects related to these products were approximately 81% complete.

The value assigned to acquired in-process research and development was determined by considering the importance of the project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the acquired in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Arcturus and its competitors. The rates used to discount the net cash flows to their present value were based on Arcturus’ internal rate of return. The internal rate of return was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, and market growth rates and risks related to the impact of potential changes in future target markets.

Note 3. Stock Based Compensation

In April 2005, we established the 2005 Equity Incentive Plan (“2005 Plan”), which is an amendment and restatement of our 1995 Stock Option Plan. The 2005 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock purchase awards, stock bonus awards, stock unit awards, and other forms of equity awards. There were an aggregate of 4,333,011 shares of common stock reserved for issuance under the 2005 Plan. Stock options generally expire in ten years and become exercisable in increments as specified in the option agreements. Terms and vesting schedules of other types of equity awards are pursuant to the various agreements under which such awards are made. We intend to settle employee stock option exercises with newly issued common shares rather than shares held in treasury.

In July 2001, we established the 2001 Stock Option Plan (the “2001 Plan”). Under the 2001 Plan, we are authorized to grant options to purchase up to 100,000 shares of common stock to employees who are working or residing outside of the U.S. and are not officers or directors. Stock options generally expire in twelve years and become exercisable in increments over a period of four to five years from the date of grant. Options may be granted with different vesting terms from time to time.

As a result of our acquisition of Axon Instruments, Inc. (“Axon”) in 2004, we assumed options issued by Axon under Axon’s 1993 Stock Option Plan, as amended, and Axon’s 2001 Equity Incentive Plan (“Axon employee stock options”). The Axon employee stock options vest over a maximum period of five years and expire ten years from the date of grant.

Prior to January 1, 2006, these stock option plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 and related interpretations, as permitted by FASB Statement No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” as amended. Accordingly, no compensation expense was recognized for stock option grants with an exercise price equal to the fair market value of the shares at the date of grant. Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”) using the modified prospective transition method and therefore have not restated prior periods. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123 and compensation expense for all stock-based compensation awards granted after January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of FAS 123R. We recognize stock-based compensation expense net of estimated forfeitures on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years.

The following table shows total stock-based compensation expense recorded under FAS 123R included in the Condensed Consolidated Statements of Income for the three months and year ended December 31, 2006 (in thousands, except per share amounts):
	Three Months Ended December 31, 2006	Year Ended December 31, 2006

Cost of revenues	$ 94	$ 408
Research and development	270	1,097
Selling, general and administrative	831	3,511
Income before income taxes	1,195	5,016
Income tax provision (benefit)	111	(930)
Net stock-based compensation expense	$ 1,306	$ 4,086

Net stock-based compensation expense per basic share	$ 0.08	$ 0.25
Net stock-based compensation expense per diluted share	$ 0.08	$ 0.24

Prior to the adoption of FAS 123R, we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Condensed Consolidated Statements of Cash Flows. FAS 123R requires the excess tax benefit associated with an individual share-based payment award be included in the statements of cash flows as a cash inflow from financing activities and a cash outflow from operating activities. For the year ended December 31, 2006, the benefit realized as a result of employee exercises of stock options of $1.5 million was classified as a financing cash flow.

The table below presents net income and basic and diluted net income per share as if we had elected to recognize compensation expense based on the fair value of the options granted on their grant date and shares issued under our employee stock purchase plans as prescribed by FAS 123 for the three months and year ended December 31, 2005 (in thousands, except per share amounts):
	Three Months Ended December 31, 2005	Year Ended December 31, 2005

Net income - as reported	$ 5,756	$ 15,896
Plus: Stock based compensation expense included in reported net income, net of tax	-	65
Less: Stock based compensation expense determined using the fair value method, net of tax	(295)	(5,759)
Net income - pro forma	$ 5,461	$ 10,202

Net income per share:
Basic - as reported	$ 0.35	$ 0.95
Basic - pro forma	$ 0.33	$ 0.61
Diluted - as reported	$ 0.34	$ 0.93
Diluted - pro forma	$ 0.32	$ 0.59

As part of our adoption of FAS 123R, we reevaluated our assumptions used in estimating the fair value of stock options granted. As part of this assessment, we determined that a combination of implied and historical volatility is a better indicator of our expected volatility than historical volatility alone, which we previously used to value our options. Further, we examined the historical pattern of option exercises in order to determine if there were any discernable activity patterns based on certain employee populations. From this analysis, we identified two employee populations. We used the Black Scholes option-pricing model to value the options for both of the employee populations. The table below presents the weighted average expected term in years of the two identified employee populations. The expected term is based on historical exercise patterns and post vesting termination behavior within both of the populations identified. The interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of each option was estimated on the date of grant using the following assumptions:

	Three Months and Year Ended December 31,

	2006	2005

Expected dividend yield	0%	0%
Expected stock price volatility	49%	77%
Risk-free interest rate	4.3%	4.0%
Expected life of options	5.2 years	6.0 years

The following table summarizes the activity under all of our stock option plans for the year ended December 31, 2006:

	Shares Available for Future Grant	Options Outstanding	Weighted Average Exercise Price

Balance at December 31, 2005	1,076,718	3,084,330	$ 25.15
Granted	(336,250)	336,250	29.49
Exercised	-	(727,985)	18.00
Cancelled	202,103	(202,103)	33.98
Balance at December 31, 2006	942,571	2,490,492	$ 27.18

The following table is a summary of our outstanding and exercisable options at December 31, 2006:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Yr.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (Yr.)	Weighted Average Exercise Price

$0.00 to $12.58	87,959	3.9	$ 7.73	86,887	3.9	$ 7.69
$12.59 to $25.16	1,509,149	6.0	19.63	1,161,366	5.5	19.49
$25.17 to $37.74	459,235	7.1	28.86	144,485	2.5	27.50
$37.75 to $50.33	274,956	3.2	47.09	274,956	3.2	47.09
$50.34 to $62.91	43,594	3.6	53.15	43,594	3.6	53.15
$62.92 to $75.49	41,250	4.1	75.27	41,250	4.1	75.27
$75.50 to $88.08	74,349	3.8	77.74	74,349	3.8	77.74
	2,490,492		$ 27.18	1,826,887		$ 28.15

The weighted average grant date fair value of options granted during the year ended December 31, 2006 was $14.48 per share. No options were granted during the three months ended December 31, 2006. The intrinsic value of options exercised during the three months and year ended December 31, 2006 was $0.1 million and $9.3 million, respectively. The intrinsic value of options outstanding and exercisable at December 31, 2006 was $3.9 million and $3.5 million, respectively. As of December 31, 2006, $7.5 million of total unrecognized compensation expense related to stock options was expected to be recognized over a weighted-average period of 1.70 years.

Note 4. Balance Sheet Amounts (in thousands)

	December 31,	December 31,
	2006	2005
	(in thousands)

Inventories, net:
Raw materials	$ 15,519	$ 11,350
Work-in-process	1,667	2,127
Finished goods and demonstration equipment, net	12,249	9,720
	$ 29,435	$ 23,197

Other accrued liabilities:
Accrued income tax	$ 4,291	$ 3,051
Warranty accrual	2,448	2,663
Other	6,941	7,909
	$ 13,680	$ 13,623

Note 5. Developed Technology and Intangible and Other Assets

At December 31, 2006 and 2005 purchased intangible assets not subject to amortization totaled $11.8 million and consisted of tradenames valued at $10.3 million and distribution rights valued at approximately $1.5 million.

Purchased intangible assets subject to amortization over ten years consist of patents, certain developed technology, license fees, and certain tradenames. Certain developed technology is amortized over a five year life.  Purchased intangible assets subject to amortization over one year consisted of order backlog.  The gross and net carrying values of these assets at December 31, 2006 and 2005 were included as Developed technology and Intangible assets in the Condensed Consolidated Balance Sheets, and were as follows (in thousands):

	December 31, 2006			December 31, 2005
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

Developed technology	$ 31,505	$ 7,063	$ 24,442	$ 28,743	$ 3,591	$ 25,152
License fees	4,285	1,165	3,120	2,688	772	1,916
Patents	3,169	867	2,302	1,372	610	762
Tradename	200	35	165	200	15	185
Order backlog	100	100	-	100	100	-
Total	$ 39,259	$ 9,230	$ 30,029	$ 33,103	$ 5,088	$ 28,015

The estimated future amortization expense of purchased intangible assets and license fees as of December 31, 2006 was as follows (in thousands):

For the Year Ended December 31,	Amortization Expense
2007	$ 3,987
2008	3,987
2009	3,987
2010	3,987
2011	3,740
Thereafter	10,341
$ 30,029

Note 6. Net Income Per Share

Basic net income per share is computed using the weighted average number of shares of common stock outstanding and diluted net income per share is computed using the weighted average number of shares of common stock outstanding and common equivalent shares from outstanding stock options (using the treasury stock method), when dilutive. The computation of earnings per share is as follows (in thousands, except per share amounts):

	Three Months Ended December 31,		Years Ended December 31,
	2006	2005	2006	2005

Weighted average common shares outstanding for the period	16,485	16,578	16,676	16,783
Common equivalent shares assuming the exercise of stock options under the treasury stock method	186	506	371	364
Shares used in computing diluted net income per share	16,671	17,084	17,047	17,147
Net income	$ 3,971	$ 5,756	$ 10,827	$ 15,896
Basic net income per share	$ 0.24	$ 0.35	$ 0.65	$ 0.95
Diluted net income per share	$ 0.24	$ 0.34	$ 0.64	$ 0.93

For the three months and year ended December 31, 2006, the total number of shares excluded from the calculations of diluted net income per share was 1,472,231 and 893,384, respectively, as the exercise prices of these outstanding stock options were greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive. For the three months and year ended December 31, 2005, the total number of shares excluded from the calculations of diluted net income per share was 749,351 and 1,468,790, respectively.

Note 7. Comprehensive Income

Comprehensive income, net of tax, was approximately $3.1 million and $10.8 million for the three months and year ended December 31, 2006, respectively, and $5.7 million and $13.6 million for the three months and year ended December 31, 2005, respectively. The differences between reported net income and comprehensive income are principally comprised of changes in accumulated foreign currency translation, which is recorded in stockholders’ equity.

Note 8. Restructuring

In the fourth quarter of 2006, we implemented a restructuring plan which included the closing of facilities in Norway and the termination of employees at that site. Costs for this plan for employee severance totaled $0.2 million. Other costs totaled $0.1 million. The total of $0.3 million was recognized as expense in restructuring and other charges in the Condensed Consolidated Statements of Income.  As of December 31, 2006, the remaining liability was $0.1 million.

In the fourth quarter of 2005, we implemented a restructuring plan which included the termination of employees and the restructuring of a development and license agreement with a supplier. Costs for this plan associated with employee severance totaled $0.6 million. Costs for the restructuring of the agreement totaled $0.8 million, including the return of our equity investment in the supplier valued at $0.5 million and the transfer of $0.3 million of inventory.  The total of $1.4 million was recognized as expense in restructuring and other charges in the Condensed Consolidated Statements of Income.  As of December 31, 2005, the remaining liability was $0.4 million. During the year ended December 31, 2006, we made payments totaling $0.4 million to satisfy our liabilities under the plan.  As of December 31, 2006, the remaining liability was nil.

Concurrent with the acquisition of Axon in 2004, we implemented an integration plan which included the termination of Axon employees, the relocation or transfer to other sites of employees and the closure of duplicate facilities. Costs for this plan associated with employee severance and relocation totaled $0.5 million.  Costs for the closure of duplicate facilities, representing an unfavorable lease liability associated with one of Axon’s remaining leases, totaled $2.2 million. As of December 31, 2005, the remaining liability was $1.3 million. During the year ended December 31, 2006, we made lease payments, net of sublease income, totaling $0.3 million. As of December 31, 2006, the remaining liability was $1.0 million.

Note 9. Commitments and Contingencies

Guarantees

Our charter and bylaws provide for the mandatory indemnification of our directors, officers, and to the extent authorized by our board of directors, employees and other agents, to the maximum extent permitted by the Delaware General Corporation Law. We have entered into indemnity agreements with certain officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as one of our directors, officers or other agents, and otherwise to the fullest extent permitted under Delaware law. The maximum potential amount of future payments that we could be required to make under these indemnification agreements and the relevant provisions of our charter and bylaws is unlimited; however, we have director’s and officer’s liability insurance policies that, in most cases, would limit our exposure and enable us to recover a portion of any future amounts paid. The estimated fair value of these indemnification provisions was minimal. Most of these indemnification provisions were grandfathered under the provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirementsfor Guarantees, Including Indirect Guarantees of Indebtedness of Others,” as they were in effect prior to December 31, 2003. Accordingly, we had no liabilities recorded for these provisions as of December 31, 2006.

We are subject to indemnification provisions under our agreements with third parties in the ordinary course of business, typically with business partners, contractors, clinical sites and customers. Under these provisions, we generally indemnify and hold harmless such third party for losses suffered or incurred by it as a result of our conduct, including breach of representations and warranties in the agreements or infringement on intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments we could be required to make under these indemnification provisions is unlimited. We have not incurred material costs to defend lawsuits or settle claims related to these indemnification obligations. As a result, the estimated fair value of these indemnification obligations was minimal. Accordingly, we had no liabilities recorded for these indemnification obligations as of December 31, 2006.

Borrowings under our revolving credit facility, discussed in Note 10, are guaranteed by our domestic subsidiaries.

Warranty

At the time of sale, we record an estimate for warranty costs that may be incurred under product warranties. Warranty expense and activity are estimated based on historical experience. The warranty accrual is evaluated periodically and adjusted for changes in experience. Changes in the warranty liability during the year ended December 31, 2006 were as follows (in thousands):

Balance December 31, 2005	$ 2,663
New warranties issued during the period	2,195
Warranties assumed through the acquisition of LCM business	186
Cost of warranties incurred during the period	(2,596)
Balance December 31, 2006	$ 2,448

Note 10. Revolving Credit Facility

We have a senior unsecured credit facility with Union Bank of California, N.A., which provides us with a revolving credit facility in the amount of up to $30.0 million. Borrowings under the revolving credit facility are guaranteed by our domestic subsidiaries. All loans outstanding under the senior unsecured credit facility will bear interest at a rate per annum equal to, at our option, either the base rate plus 0.50% or the London InterBank Offered Rate (LIBOR) plus 1.25%. The revolving credit facility may be drawn, paid and reborrowed at our option, and matures on July 1, 2007. We initially used $15.0 million of this credit facility to partially finance the cash portion of the merger consideration paid to Axon shareholders and certain optionholders. The $15.0 million drawdown was repaid and the revolving credit facility had no outstanding balance as of December 31, 2006 or 2005. At December 31, 2006, we were in compliance with all of the credit facility covenants.

Note 11. Income Taxes

The effective tax rate for the three months and year ended December 31, 2006 was 57% and 48%, respectively.  The tax rates are in excess of the statutory tax rate primarily due to non-deductible stock-based compensation expense, the recording of a deferred tax liability in connection with the liquidation and closing of a foreign subsidiary and an adjustment to deferred tax assets associated with the non-deductible intangible assets.

Note 12. Canadian Generally Accepted Accounting Principles

The Company’s accounting policies for the three months and the year ended December 31, 2006, as reflected in these condensed consolidated financial statements, do not materially differ from Canadian generally accepted accounting principles (“Canadian GAAP”) except for:

(a)
Acquired In-Process Research and Development - Under US GAAP, the cost of in-process research and development acquired as a result of a business combination is charged to income at the date of acquisition.  Under Canadian GAAP, such costs are capitalized and amortized over an estimate of useful life.

(b)
Modification of Operating Leases Prior to Expiration – Under US GAAP, a new agreement is formed when the terms of an operating lease are re-negotiated prior to the end of the original lease term, and the lease is extended beyond the original expiration date.  The lessee is to account for the new lease arrangement using the revised terms and new assumptions as of the modification date.  Rent expense is recorded on a straight-line basis over the new lease term.  Under Canadian GAAP, the lessee continues to account for the lease in accordance with its original terms until the expiration date.  Differences should be treated as an adjustment of rental expense over the term of the lease extension.

The following table presents net income and earnings per share information in accordance with Canadian GAAP:

	Three Months Ended December 31, 2006	Year Ended December 31, 2006

Net income in accordance with US GAAP	$ 3,971	$ 10,827
Adjustments [net of tax related effects]:
Acquired in-process research and development (a)	(200)	1,876
Modification of operating leases prior to expiration (b)	(265)	(964)
Net income in accordance with Canadian GAAP	$ 3,506	$ 11,739

Basic net income per share in accordance with Canadian GAAP	$ 0.21	$ 0.70
Diluted net income per share in accordance with Canadian GAAP	$ 0.21	$ 0.69